Exhibit 99.1
PRESS RELEASE

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: 819 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Cascades Continues Optimizing its Portfolio of Assets
June 13, 2011 — Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces that it has entered into an agreement with OpenGate Capital, a private equity firm, for the sale of two of its boxboard facilities namely the Versailles mill located in Connecticut and the Hebron plant located in Kentucky. The sale is expected to be completed on June 23, 2011. The terms of the transaction were not disclosed.
The Versailles mill specializes in the manufacturing of coated recycled boxboard, and has an annual production capacity of 165,000 tons. The Hebron plant converts coated boxboard into approximately 20,000 tons of folding cartons annually.
Net proceeds from the transaction will be reinvested in the other Cascades boxboard facilities, to improve their operations, efficiency and competitiveness in the years to come. In particular, Cascades plans to purchase new printing presses and other equipments for certain of its remaining folding carton plants. The Canadian boxboard mills will also benefit from this transaction through future capital investments.
Alain Lemaire, President and Chief Executive Officer of Cascades, said: “The divestiture of the Versailles and Hebron facilities, following the sales of Dopaco and the Avot-Vallée mill announced earlier this year, is a further step in our overall strategy to gain more financial flexibility and streamline our portfolio of assets in order to better pursue the development of our core operations. We intend to continue focusing our efforts and investments towards modernizing our packaging and tissue paper facilities to improve productivity and profitability.”
“Cascades and OpenGate Capital have made every effort to ensure the transfer of ownership will be seamless for the customers of both facilities” stated Marc-André Dépin, President and Chief Executive Officer of Norampac, a division of Cascades Canada Inc. “We want to thank the Versailles and Hebron employees for their involvement and efforts throughout the years, and wish them every success”, added Mr. Dépin.

About Cascades
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its experience of over 45 years in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:	Source:
Media	Marc-André Dépin
Hubert Bolduc	President and Chief Executive Officer
Vice-President, Communications and Public Affairs	Norampac, a division of Cascades Inc.
Cascades Inc.
514 912-3790

Investor Relations
Didier Filion
Director, Investor Relations
Cascades Inc.
514-282-2697